UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 10, 2020

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

On April 24, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into an amendment agreement in respect of the $70.0 million loan (the “Loan”) with Navios South American Logistics Inc. (“Navios Logistics”) to amend the interest payment dates in respect of the Loan.

On June 24, 2020, Navios Holdings entered into a deed of assignment and assumption among Navios Logistics, Grimaud Ventures S.A. (“Grimaud”), and Anemos Maritime Holdings Inc. in respect of the Loan, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Loan to Grimaud.

On June 25, 2020, Navios Holdings entered into an amendment agreement in respect of the Loan to amend the interest payment date in respect of the Loan and to allow a portion of the total interest payable in respect of the Loan to be effected in common shares of Navios Holdings.

On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud in satisfaction of the interest payable in respect of the Loan.

Copies of the agreements are furnished as Exhibit 10.1, 10.2 and 10.3 to this Report and are incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
10.1	Amendment agreement dated as of April 24, 2020, by and between Navios Maritime Holdings Inc. and Navios South American Logistics Inc.

10.2	Deed of Assignment and Assumption dated as of June 24, 2020, by and among Navios Logistics, Grimaud Ventures S.A., and Anemos Maritime Holdings Inc.

10.3	Amendment agreement dated as of June 25, 2020, by and between Navios Maritime Holdings Inc. and Grimaud Ventures S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: July 10, 2020